[redacted]

SEC Mail Processing Section
MAR 01 2010
Washington, DC
120

10028971

SECURITIES W

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36915

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04 / 01 / 09** (MM/DD/YY) AND ENDING **12 / 31 / 09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Portfolio Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 Broadway, 42nd Floor
(No. and Street)

Denver	**Colorado**	**80202-3922**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dale J. Seier **(303) 824-8175**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name)*

1 South Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Dale J. Seier**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Portfolio Brokerage Services, Inc.**, as of **December 31, 2009,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

JULIE M. KLAHN NOTARY PUBLIC STATE OF COLORADO

[signature]
Signature

SVP Treasurer
Title

Julie M Klahn
Notary Public My comm exps 11/03/12

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Shareholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Shareholder of
Portfolio Brokerage Services, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of Portfolio Brokerage Services, Inc. (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Portfolio Brokerage Services, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2010

Portfolio Brokerage Services, Inc.

Statement of Financial Condition
December 31, 2009

Assets		
Cash and cash equivalents	$	714,095
Deposits with clearing organizations		177,380
Receivables from affiliates		1,063,740
Deferred tax assets		59,264
Other assets		40,220
Total assets	$	2,054,699

Liabilities and Shareholder's Equity		
Payable to clearing organization	$	7,500
Payable to affiliate		4,199
Accounts payable, accrued expenses and other liabilities		70,406
Deferred tax liabilities		12,668
Total liabilities		94,773
Shareholder's Equity		
Common stock, $0.01 par value; authorized 100,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in capital		1,205,190
Retained earnings		754,726
Total shareholder's equity		1,959,926
Total liabilities and shareholder's equity	$	2,054,699

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Portfolio Brokerage Services, Inc. (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly owned subsidiary of PMC International, Inc. (PMCI), which is a wholly owned subsidiary of Envestnet Asset Management Group, Inc. (the Parent). The Company's primary business includes the execution of securities transactions for Portfolio Management Consultants, Inc. (PMC) and the facilitation of manager-directed transactions at various custodians where Envestnet Asset Management, Inc. (EAM) has established agreements. PMC and EAM are registered investment advisers under the Investment Adviser Act of 1940 and are wholly owned subsidiaries of PMCI and the Parent, respectively.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that rule, including the requirement to make the reserve computations under Rule 15c3-3. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker-dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition results of operations and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the *FASB Accounting Standards Codification,* sometimes referred to as the Codification or ASC. The Codification is effective for periods ending on or after September 15, 2009.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents consist of highly liquid investments with an original maturity of three months or less at the time of purchase.

Revenue recognition: The brokerage fees and commissions are earned from PMC and EAM and are related to the execution of securities transactions for PMC and the facilitation of manager-directed transactions at various custodians where EAM has established agreements. Securities transactions and related commissions are recorded on a trade-date basis as transactions occur.

Fair value of financial instruments: The Company's financial instruments including cash, cash equivalents, receivables, and deposit with clearing organizations, are carried at amounts which approximate fair value. Payables and other liabilities are carried at amounts which approximate fair values.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Income taxes: The Company is included in the consolidated federal and state income tax returns filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences.

Temporary differences are the differences between reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the change in tax laws and rates as of the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority.

Subsequent events: FASB ASC 855, *Subsequent Events*, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The provisions of FASB ASC 855 were effective for interim and annual periods ending after June 15, 2009. The adoption of FASB ASC 855 did not have a material impact on the financial condition, results of operations or cash flows of the Company.

Note 2. Fair Value Measurements

Financial assets and liabilities recorded at fair value in the consolidated balance sheet are categorized based upon a fair value hierarchy established by U.S. GAAP, which prioritizes the inputs used to measure fair value into the following levels:

Level 1: Inputs based on quoted market prices in active markets for identical assets or liabilities at the measurement date.

Level 2: Quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or inputs that are observable and can be corroborated by observable market data.

Level 3: Inputs reflect management's best estimates and assumptions of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the valuation of the instruments.

Note 2. Fair Value Measurements (Continued)

The Company periodically invests excess cash in money market funds not insured by the FDIC. The Company believes that the investments in money market funds are on deposit with creditworthy financial institutions and that the funds are highly liquid. The fair values of the Company's investments in money market funds are based on the daily quoted market prices for the net asset value of the various money market funds and classified as Level 1 in the fair value hierarchy. As of December 31, 2009, money market funds of $100,306 were included in cash and cash equivalents on the statement of financial condition.

Note 3. Deposits with Clearing Organizations

The Company maintains deposits with the Depository Trust Company (DTC) and National Securities Clearing Corporation (NSCC) of $10,380 and $167,000, respectively, which are included in deposits with clearing organizations on the statement of financial condition.

Note 4. Related Party Transactions

The Company has entered into two service agreements with affiliated companies whereby such affiliates provide the Company with various services including certain personnel, administrative, office rent and other operating expenses. The total amount paid to the affiliates for such services amounted to $103,500 for the period from April 1, 2009 through December 31, 2009.

The Company has entered into brokerage service agreements with certain affiliates whereby the Company provides all securities brokerage services required with respect to the managed assets of the affiliates. For the period ended December 31, 2009, all of the brokerage fees and commissions earned resulted from these agreements. Additionally, as of December 31, 2009, receivables from affiliates in the amount of $1,063,740 are related primarily to these agreements.

Note 5. Income Tax Matters

For the period from April 1, 2009 through December 31, 2009, the components of the income tax provision charged to operations are summarized as follows:

Federal:	
Current tax benefit	$ -
Deferred tax benefit	(22,737)
	(22,737)
State:	
Current tax provision	-
Deferred tax provision	1,302
	1,302
	$ (21,435)

Note 5. Income Tax Matters (Continued)

The difference between the change in the net deferred tax asset and the income tax provision represents an inter-company utilization of PBS's net operating loss (NOL). The Company files a consolidated tax return with the Parent, and accordingly, at December 31, 2009, has recorded a payable to affiliate of $4,199 related primarily to amounts due to its Parent for income taxes. Due to the first-in, first-out utilization of NOL, a portion of the Company's NOL was utilized by another subsidiary of the consolidated group.

As of December 31, 2009, net deferred tax assets consist of the following:

Future deductible expenses and net operating loss carryforwards:	
Net operating loss carryforwards	$ 57,096
Future deductible expenses	2,168
Total deferred tax assets	59,264
Future taxable income arising from:	
Prepaid expenses	(12,668)
Total taxable deferred tax liabilities	(12,668)
Net deferred tax assets	$ 46,596

As of December 31, 2009, the Company has net operating loss carryforwards for federal income tax purposes of approximately $116,000 which are available to offset future taxable income and which will begin to expire in 2023.

The Company's tax returns for the period from April 1, 2009 through December 31, 2009 and the years ended March 31, 2009, 2008 and 2007 remain open to examination by the Internal Revenue Service in their entirety. They also remain open with respect to state taxing jurisdictions. As of December 31, 2009 the Company has no uncertain tax positions, and accordingly, has not recorded a liability for the payment of interest or penalties.

Note 6. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $696,396, which was $596,396 in excess of its required net capital of $100,000. At December 31, 2009, the Company's net capital ratio was 0.12 to 1.

Additionally, the Company is subject to net capital requirements of certain regulatory agencies. At December 31, 2009, the Company is in compliance with all such requirements.

Note 7. Financial Instruments with Off-Balance Sheet Risk, Commitments and Contingencies, and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. The Company's exposure to credit risk associated with nonperformance of the customers in fulfilling their contractual obligations pursuant to securities transactions can be directly affected by the volatile trading markets that may impair the customer's ability to satisfy their obligations to the Company.

The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or a counterparty fail to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash accounts with financial institutions. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company had cash and cash equivalents at December 31, 2009, that exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

The Company is required to maintain cash in the amount of 40 percent of its collateral requirements as designated by the NSCC. As the amount of the Company's collateral requirement is $100,000, the corresponding cash requirement would be $40,000. The Company is in compliance with this requirement at December 31, 2009.

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these indemnifications to be remote.

Note 8. Subsequent Events

The Company has evaluated subsequent events through the date that these financial statements were available to be issued, and there were no material subsequent events that required disclosure.

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
120

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-36915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04 / 01 / 09** (MM/DD/YY) AND ENDING **12 / 31 / 09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Portfolio Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 Broadway, 42nd Floor
(No. and Street)

Denver	**Colorado**	**80202-3922**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dale J. Seier **(303) 824-8175**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name)*

1 South Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Dale J. Seier**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Portfolio Brokerage Services, Inc.**, as of **December 31, 2009,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

JULIE M. KLAHN NOTARY PUBLIC STATE OF COLORADO

Signature

SVP - Treasurer

Title

Julie M Klahn

Notary Public My comm exps 11/03/12

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Shareholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Independent Accountants' Report on Applying Agreed-Upon Procedures

Audit Committee
Portfolio Brokerage Services, Inc.
35 East Wacker Drive, 24th Floor
Chicago, Illinois 60601

Attention: Mr. James Johnson, Audit Committee Chairman

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Portfolio Brokerage Services, Inc. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences;

2. Compared the Total Revenue amounts of the audited financial statements for the period from April 1, 2009 to December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
February 25, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Portfolio Brokerage Services, Inc
1999 Broadway Suite 4200
Denver, CO 80202

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,486-

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (523.46)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 962.54

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Portfolio Brokerage Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

SVP Treasurer
(Title)

Dated the 17 day of Feb, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 680,571

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 86,158-

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 86,158-

2d. SIPC Net Operating Revenues $ 594,413-

2e. General Assessment @ .0025 $ 1486-

(to page 1 but not less than $150 minimum)

Portfolio Brokerage Services, Inc.

Statement of Financial Condition Report
December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Security Exchange Act of 1934.